Exhibit 99.1

GAN Announces Changes to its Board of Directors

Seamus McGill will step down as Chairman of the Board, David Goldberg to assume Chairman role

Company announces the appointment of David D. Ross to its Board of Directors

Michael Smurfit to step down from Board of Directors at year end

Irvine, California | December 22, 2023: GAN Limited (NASDAQ: GAN) (the “Company” or “GAN”), a leading North American B2B technology provider of real money internet gaming solutions and a leading International B2C operator of Internet sports betting, today announced changes to its its Board of Directors and accompanying committees.

Mr. Seamus McGill will step down from his role as Chairman of the Board, while continuing in his role as interim CEO and will be focused on guiding the company towards a timely closing with Sega Sammy Creation Inc. Mr. David Goldberg will assume the role of Chairman.

The Company also announced the appointment of Mr. David D. Ross to the Board of Directors. Mr. Ross brings 35 years of experience in the gaming and hospitality industries along with extensive backgrounds in both capital markets and M&A.

Mr. Michael Smurfit has also informed the Company of his intention to step down from his role on the Company’s Board of Directors, effective December 31, 2023.

“It’s an honor to be elected to serve as GAN’s next Chairman and lead the Company toward a successful transaction close with Sega Sammy Creation Inc.,” said David Goldberg, the Company’s Chairman of the Board. “On behalf of the entire Board of Directors, I’d also like to thank Michael Smurfit for his commitment and leadership throughout his time on the Board. We wish Michael well in his future endeavors.”

“With the strategic review now concluded, I feel that now is the appropriate time for me to step down from the Board of Directors. I am fully supportive of the transaction with Sega Sammy Creation Inc. and look forward to a timely closing.” added Michael Smurfit. “I would like to wish David every success in his new role.”

Appointment of David Ross

The Company announced the appointment of David D. Ross to its Board of Directors. Mr. Ross will serve as the Chairman of the Audit Committee. Ross’s appointment to GAN’s board brings extensive experience as a public company gaming executive and director, as well as new independent leadership.

“We are very excited to announce the addition of David D. Ross to our Board of Directors. David brings nearly four decades of experience as both an executive and director of gaming and hospitality companies along with an extensive business acumen in operations, capital markets, M&A, and licensure in approximately 35 jurisdictions across North America,” said Mr. Goldberg.

“It is a privilege to be joining GAN’s Board of Directors during such a pivotal time in their history,” added David D. Ross. “I look forward to my contributions to the GAN team as we work toward satisfying all approvals and closing conditions to be acquired by Sega Sammy Creation Inc.”

David D. Ross is currently the CEO of Gaming Asset Management Enterprises, LLC, a Nevada-based holding company. He is also the CEO of Gaming Asset Management Advisers, LLC, a Nevada based Company focused on the gaming and hospitality industry. Mr. Ross also currently serves as President & Member of the Board of Directors for the JW Marriott - Rampart Casino in Las Vegas, Nevada.

Previously, he served as Chairman of the Board of DEQ Systems, a Gaming Technology company listed on the TSX.V. As Chairman, Mr. Ross successfully executed a strategic process that resulted in the sale of the company to Scientific Games. Beginning in 2011 until 2014, Mr. Ross served as Chief Executive Officer and a member of the Company’s Board of Directors for Affinity Gaming. Prior to that, he served as Chief Restructuring Officer and Chief Operating Officer – Gaming for Herbst Gaming Inc.

Prior to joining Affinity / Herbst Gaming, Mr. Ross spent 25 years with Coast Casinos, now a division of Boyd Gaming Corp., serving in a variety of management positions. Most recently he served as Coast Casinos’ Chief Operating Officer from 2004-2008.

Ross earned a B.A. in Business Management and an M.S. in Hotel Administration from the University of Nevada, Las Vegas. He currently serves as Chairman of the UNLV Foundation Board of Trustees. He has been licensed, or found suitable, as an officer, director, or key employee in approximately 35 jurisdictions across the Unites States & Canada and is currently licensed by the Nevada Gaming Control Board as both a Key Employee & Officer & Director.

About GAN Limited

GAN is a leading business-to-business supplier of internet gambling software-as-a-service solutions predominantly to the U.S. land-based casino industry and is a market-leading business-to-consumer operator of proprietary online sports betting technology internationally with market leadership positions in selected European and Latin American markets. In its B2B segment, GAN has developed a proprietary internet gambling enterprise software system, GameSTACK™, which it licenses to land-based U.S. casino operators as a turnkey technology solution for regulated real money internet gambling, encompassing internet gaming, internet sports betting and social casino gaming branded as ‘Simulated Gaming.’

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the Company’s revenue guidance, the Company’s anticipated trends in revenues (including new customer launches) and operating expenses, the anticipated improvement in profitability for the second half of 2022, the anticipated launch of regulated gaming in new U.S. states, the expected integration of Coolbet’s sports betting technology and international B2C operations, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements including those risks detailed under “Risk Factors” in our Annual Report on Form 10-K and subsequent periodic reports. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update or revise any forward-looking statements for any reason, except as required by law.

Investor Contacts:

GAN Robert Shore Vice President, Investor Relations & Capital Markets (610) 812-3519	Alpha IR Group Ryan Coleman or Davis Snyder (312) 445-2870 GAN@alpha-ir.com